DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT
July 13, 2005



1. NAME OF REPORTING PERSON
Phillip Goldstein


2. CHECK THE BOX IF MEMBER OF A GROUP                  a[]

                                                       b[]

3. SEC USE ONLY

4. SOURCE OF FUNDS
WC


5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) AND 2(e)                        []

6. CITIZENSHIP OR PLACE OF ORGANIZATION
USA
________________________________________________________________

7. SOLE VOTING POWER

63,400

8. SHARED VOTING POWER

14,000

9. SOLE DISPOSITIVE POWER

271,367______________________________________________________

10. SHARED DISPOSITIVE POWER
0

11. AGGREGATE AMOUNT OWNED BY EACH REPORTING PERSON

271,367

12. CHECK IF THE AGGREGATE AMOUNT EXCLUDES CERTAIN SHARES   []
________________________________________________________________

13. PERCENT OF CLASS REPRESENTED BY ROW 11

6.53%

14. TYPE OF REPORTING PERSON

IA
________________________________________________________________


The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned on May 19, 2005 This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 5 is amended as follows:
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
a. As per the proxy statement filed on February 7, 2005 there were 4,157,116.63 shares outstanding as of January 12 , 2005. The percentage set forth in this item (5a) was derived using such number.

a. Mr. Phillip Goldstein is deemed to be the beneficial owner of 271,367 shares of NRL or 6.53% of the outstanding shares.

b. Power to dispose of securities resides solely with Mr. Phillip
Goldstein for 271,367 shares. Power to vote securities resides solely with Mr. Phillip Goldstein for 63,400 shares and jointly for 14,000 shares.

c. During the last sixty days the following shares of common stock were purchased (there were no sales):

7/22/05            3000 @ 22.5
7/20/05            2700 @ 22.43
7/19/05            700 @ 22.35
7/18/05            2100 @ 22.1
7/14/05            6000 @ 22 and 5000 @ 22.05
7/13/05            1500 @ 22.45
7/12/05            7500 @ 22.55
7/1/05             600 @ 21.55
6/30/05            4500 @ 21.5
6/28/05            3000 @ 21.39
5/27/05            5000 @ 7.22
5/26/05            2000 @ 19.65
5/25/05            5500 @ 19.85
5/23/05            6200 @ 20.1
5/19/05            6000 @ 19.85



d. Beneficiaries of accounts managed by Mr. Phillip Goldstein are entitled to receive any dividends or sales proceeds.

e. NA


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 25, 2005

By: /s/ Phillip Goldstein
Name:   Phillip Goldstein